Exhibit 3.3

CERTIFICATE OF AMENDMENT

TO THE

RESTATED CERTIFICATE OF INCORPORATION

OF

KINS TECHNOLOGY GROUP INC.

Pursuant to Section 242 of the General

Corporation Law of the State of Delaware

KINS Technology Group Inc., a Delaware corporation (hereinafter called the “Corporation”), does hereby certify as follows:

FIRST: Article FIRST of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

FIRST: The name of the corporation is CXApp Inc. (hereinafter the “Corporation”).

SECOND: The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed in its corporate name this 14th day of March, 2023.

KINS TECHNOLOGY GROUP INC.

By:	/s/ Khurram P. Sheikh
Name:	Khurram P. Sheikh
Title:	Chief Executive Officer